UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Roadrunner Transportation Systems, Inc.
Full Name of Registrant

Former Name if Applicable
4900 S. Pennsylvania Ave.
Address of Principal Executive Office (Street and Number)
Cudahy, Wisconsin 53110
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Roadrunner Transportation Systems, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Q3 2016 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.
On November 4, 2016, during the preparation and review of the Company’s quarterly compliance certificate required under its credit agreement, the Company identified a mistake in the calculation of its cash flow leverage ratio for the four quarters ended September 30, 2016. Based on the corrected calculation, upon the delivery of the quarterly compliance certificate (required to be delivered by November 14, 2016), the Company would not be in compliance with its cash flow leverage ratio financial covenant for the four quarters ended September 30, 2016 absent a waiver of such anticipated non-compliance by the required lenders under the credit agreement. Since discovering the mistake, the Company has been in ongoing discussions with U.S. Bank National Association (“U.S. Bank”) and the other lenders under its credit agreement with respect to a waiver of the Company’s anticipated non-compliance with, and any actual or potential event of default resulting from such anticipated non-compliance with, the cash flow leverage ratio financial covenant for the four quarters ended September 30, 2016. As a result of those ongoing discussions and other related matters that have required the attention of senior management and other key personnel, the Company could not, without unreasonable effort and expense, complete its financial statements for the three and nine months ended September 30, 2016 and related disclosures and, consequently, could not file its Q3 2016 Form 10-Q within the prescribed time period. The Company currently intends to file the Q3 2016 Form 10-Q within 5 calendar days of its prescribed due date.
As mentioned above, the Company is currently engaged in discussions with U.S. Bank and the other lenders under its credit agreement with respect to a waiver of the Company’s anticipated non-compliance with, and any actual or potential event of default resulting from such anticipated non-compliance with, the cash flow leverage ratio financial covenant for the four quarters ended September 30, 2016. Although the Company can provide no assurance, it expects to obtain such waiver from U.S. Bank and the required lenders within the permitted extension period. However, the failure to obtain such waiver could have a material adverse effect on the Company’s liquidity and financial condition.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Peter R. Armbruster         (414)         615-1500
(Name)            (Area Code)        (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                                        ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                            ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Safe Harbor Statement
This notification contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or performance. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. In particular, this notification contains forward-looking statements about the Company’s expectation of receiving a waiver under its credit agreement for its non-compliance with its cash flow leverage ratio financial covenant. These statements reflect the Company’s current expectations, and the Company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized, except as required by law. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to one or more significant claims and the cost of maintaining insurance, including increased premiums and insurance in excess of prior experience levels; the cost of compliance with, liability for violations of, or modifications to existing or future governmental regulations; the effect of environmental regulations; a decrease in the levels of capacity in the over-the-road freight sector; the Company’s ability to execute its acquisition strategy and to integrate acquired companies; the Company’s international operations; the Company’s indebtedness and compliance with the covenants in its senior credit facility; the unpredictability of and potential fluctuation in the price and availability of fuel; the economic environment; competition in the transportation industry; the Company’s reliance on ICs to provide transportation services to its customers; and other “Risk Factors” set forth in the Company’s most recent SEC filings.

Roadrunner Transportation Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date     November 10, 2016        By: /s/ Peter R. Armbruster
Peter R. Armbruster
Chief Financial Officer